

May 6, 2013

<u>Via E-mail</u>
Ms. Glenda Dowie
Chief Executive Officer
APT Systems, Inc.
16904 76 Street
Edmonton, AB Canada T5Z 3Z9

> **Re:** **APT Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2013**
> **File No. 000-54865**

Dear Ms. Dowie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed May 1, 2013</u>

<u>Item 4.01 Change in Registrant's Certifying Accountant</u>

1. Please amend to state whether the principal accountant's report on the financial statements for either of the past <u>two</u> years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. We refer you to Item 304 (a)(1)(ii) of Regulation S-K.

2. Also amend and revise your disclosures regarding disagreements with the former accountant and reportable events to cover the <u>two</u> most recent fiscal years and the

subsequent interim period through the date of dismissal. We refer you to Item 304 (a)(1)(iv) and (v) of Regulation S-K.

3.   Further, please amend to disclose whether the company, or someone on its behalf, consulted with Cutler & Co., LLC, as defined in Item 304 (a)(2) of Regulation S-K, during the company's two most recent years and the subsequent interim period prior to engagement.

4.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant